04038093

AR/S

P.E.
12-31-03

Monaco Group Inc., a Delaware corporation

Annual Report

This Annual Report accompanies the Proxy Statement ("Proxy Statement") of Monaco Group Inc., a Delaware corporation, furnished in connection with the solicitation of proxies by the Board of Directors of Monaco Group Inc., for use at the annual meeting of stockholders of Monaco Group Inc. to be held at 11:00 a.m., Eastern Standard Time, on December 23, 2004, at the Sutton A Conference Room of the Wyndham Bristol Place Hotel located at 950 Dixon Road, Etobicoke, Ontario M9W 5N4, and at any adjournment thereof ("Annual Meeting").

DECEMBER 31, 2003 FINANCIAL STATEMENTS

MONACO GROUP INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Stated in US Dollars)

TERRY AMISANO LTD.
KEVIN HANSON, CA, CPA (Nevada)

AMISANO HANSON
CHARTERED ACCOUNTANTS and
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Monaco Group Inc.

We have audited the accompanying consolidated balance sheet of Monaco Group Inc. as of December 31, 2003 and the related consolidated statements of operations, cash flows and stockholders' equity from July 21, 2003 (Date of Incorporation) to December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monaco Group Inc. as of December 31, 2003 and the results of its operations and its cash flows for the period from July 21, 2003 (Date of Incorporation) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
February 6, 2004

"Amisano Hanson"
CHARTERED ACCOUNTANTS and
CERTIFIED PUBLIC ACCOUNTANT (NEVADA)

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

MONACO GROUP INC.
CONSOLIDATED BALANCE SHEET
December 31, 2003
(Stated in US Dollars)

ASSETS

Current		
Cash	$	6,977

LIABILITIES

Current		
Accounts payable and accrued liabilities	$	4,110
Loans from related party – Note 3		1,595
	$	5,705

STOCKHOLDERS' EQUITY

Common stock, $0.001 par value – Note 4		
10,000,000 shares authorized		
4,446,500 shares issued and outstanding		4,447
Additional paid-in capital		80,203
Accumulated deficit		(83,378)
		1,272
	$	6,977

Nature and Continuance of Operations - Note 1
Commitments – Notes 3 and 4

SEE ACCOMPANYING NOTES

MONACO GROUP INC.
CONSOLIDATED STATEMENT OF OPERATIONS
for the period July 21, 2003 (Date of Incorporation) to December 31, 2003
(Stated in US Dollars)

Revenue		
Sales	$	48,834
Cost of sales		46,997
Gross profit		1,837
General and Administrative Expenses		
Accounting and audit fees		5,200
Bank charges and interest		87
Consulting fees – Note 5		57,500
Filing and regulatory fees		2,184
Legal fees		19,320
Office and miscellaneous		179
Transfer agent fees		745
		85,215
Net loss for the period	$ (	83,378)
Basic loss per share	$ (	0.02)
Weighted average number of shares outstanding		4,324,340

SEE ACCOMPANYING NOTES

MONACO GROUP INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the period July 21, 2003 (Date of Incorporation) to December 31, 2003
(Stated in US Dollars)

Cash flows from Operating Activities	
Net loss for the period	$ (83,378)
Add item not involving cash:	
Issuance of common stock for services	57,500
Changes in non-cash working capital item:	
Accounts payable and accrued liabilities	4,110
	(21,768)
Cash flow from Financing Activities	
Issuance of common stock	27,150
Loans from related party	1,595
	28,745
Increase in cash during the period and cash, end of period	$ 6,977
Supplemental disclosure of cash flow information	
Cash paid for:	
Interest	$ -
Income taxes	$ -

Non-cash transactions – Note 6

SEE ACCOMPANYING NOTES

MONACO GROUP INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

for the period July 21, 2003 (Date of Incorporation) to December 31, 2003

(Stated in US Dollars)

	Common Stock Number	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Total
Capital stock issued – Note 4					
For services – at $0.01	4,000,000	$ 4,000	$ 36,000	$ -	$ 40,000
For services – at $0.10	175,000	175	17,325	-	17,500
For cash –at $0.10	271,500	272	26,878	-	27,150
Net loss for the period	-	-	-	(83,378)	(83,378)
Balance, December 31, 2003	4,446,500	$ 4,447	$ 80,203	$ (83,378)	$ 1,272

SEE ACCOMPANYING NOTES

(Stated in US Dollars)

Note 1 Nature and Continuance of Operations

The Company's business is brokerage, sales, merchandising and distribution of grocery and consumer products across Canada and the United States of America to independent and chain grocery stores, discount stores, drug stores, convenience stores and other distributors.

These consolidated financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $83,378 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company's current working capital of $1,272 at December 31, 2003 is not sufficient to support current commitments and operations and planned expansion for the next twelve months. The outcome of these matters cannot be predicted with any certainty at this time. The Company has historically satisfied its capital need primarily by issuing equity securities.

The Company was incorporated in the State of Delaware, United States of America on July 21, 2003 and the fiscal year end is December 31.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Monaco (Canada) Inc., a company incorporated by the Company under the Company Act of Ontario on July 25, 2003 and MG Holdings Inc., a company incorporated by the Company under the Company Act of Ontario on November 10, 2003. All inter-company transactions have been eliminated.

Note 2 Summary of Significant Accounting Policies – (cont'd)

Foreign Currency Translation

The Company translates amounts into the functional currency, Canadian dollars, and the reporting currency, United States dollars in accordance with Statement of Financial Accounting Standards No. 52. "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate which may give rise to a translation adjustment which is reported as a component of other comprehensive income in the equity section of the balance sheet.

Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed. Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date. All exchange gains and losses on transactions denominated in currencies other than the functional currency are included in the determination of net income (loss) for the period.

Revenue Recognition

Revenue is recognized when the requirements as to performance for transactions involving the sale of goods are met and ultimate collection is reasonably assured.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes" ("FAS 109"). Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period.

(Stated in US Dollars) – Page 3

Note 2 Summary of Significant Accounting Policies – (cont'd)

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and accounts payable and accrued liabilities approximate their fair value due to the short maturity of such instruments. Loans from related party also approximate fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

New Accounting Standards

Management does not believe that any recently issued but not effective accounting standards if currently adopted could have a material affect on the accompanying financial statements.

Note 3 Loans from Related Party

Loans from related party are due to a shareholder of the Company and are unsecured, bear interest at 10% per annum and are due within seven days of notice. The Company has been provided a line of credit from this related party up to $20,000 on these terms. The shareholder has agreed to waive the interest charge up to December 31, 2003.

Note 4 Common Stock

Capital stock issued, par value and additional paid-in capital have been retroactively adjusted for a forward stock split approved by the Company on September 29, 2003, allocating nine more shares for each one share held.

Pursuant to an Option Agreement dated July 23, 2003, the Company has an option to repurchase up to 90% of the common stock owned by certain directors of the Company up to July 2004 and 75% of the stock to July 2005 in the event they terminate their employment as directors of the Company. The stock may be repurchased by the Company for 110% of the average amount paid for the stock to July 2004 and 120% to July, 2005. The total stock applicable to this Option Agreement are based on the number of shares owned by those directors of the Company on the date of their termination. At December 31, 2003, directors of the Company subject to the Option Agreement owned an aggregate of 2,240,000 common shares.

(Stated in US Dollars) – Page 4

Note 5 Related Party Transactions – Notes 3 and 6

During the period ended December 31, 2003, the Company was charged $40,000 for consulting services related to the organization and formation of the Company by directors and a shareholder of the Company. These fees were settled by the issuance of 4,000,000 common shares at $0.01 per share.

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Note 6 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. During the period ended December 31, 2003, the Company issued 175,000 common shares at $0.10 per share for consulting fees incurred. The Company also issued 4,000,000 common shares at $0.01 per share to related parties for consulting fees incurred. These transactions have been excluded from the statement of cash flows.

Note 7 Deferred Tax Assets

At December 31, 2003, the Company and its subsidiaries has net operating loss carryforwards, which expire commencing in 2010 and 2022, totalling approximately $83,000, the benefit of which has not been recorded in the financial statements.

The following table summarizes the significant components of the Company's deferred tax assets:

	Total
Deferred Tax Assets	
Non-capital losses carryforward	$ 16,600
Valuation allowance for deferred tax asset	(16,600)
	$ -

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

PLAN OF OPERATION

General

Monaco Group Inc. (referred to herein as the "Company", "we", "us", or "our") is a developmental stage company incorporated in Delaware on July 21, 2003. We have four subsidiaries, Monaco (Canada) Inc., incorporated under the laws of the Province of Ontario on July 25, 2003 ("Monaco Canada"), MG Holdings Inc., incorporated under the laws of the Province of Ontario on November 10, 2003, Sweet Valley Food Corporation, incorporated under the laws of the Province of Ontario on May 14, 2004, and Bayshore Foods Inc., an Ontario corporation, acquired on August 20, 2004.

In October 2003, we entered the grocery distribution business in Canada through our subsidiary, Monaco Canada. Since that time, we purchased brand name grocery products manufactured by such companies as Coca Cola, Pepsi Co., Kraft Foods, and Colgate-Palmolive from suppliers on an order-by-order basis and sold these products to a limited number of wholesale customers in Canada. We have distributed products to these customers on an order-by-order basis.

In July 2004, we completed our acquisition of certain assets of Sweet Valley Foods Inc. and began to manufacture, process, and distribute sugar using the assets we acquired from Sweet Valley Foods Inc. We formed Sweet Valley Food Corporation for the purpose of operating the business we acquired from Sweet Valley Foods Inc. In August 2004, we completed our acquisition of Bayshore Foods, Inc. and entered the snack food business.

On October 4, 2004, we entered into a Share Purchase Agreement with Burgio Family Holdings Inc., an Ontario corporation ("Burgio Holdings"), ALBAR Capital Corp., an Ontario corporation ("ALBAR"), and Monaco Canada (the "Share Purchase Agreement"). The Share Purchase Agreement was amended by the parties on November 30, 2004. That transaction is expected to close in January 2005.

Plan of Operations

Over the next twelve months, we plan to enter the food brokerage business and further develop our distribution business. Additionally, we plan continue to manufacture, process, and distribute sugar using the assets we acquired from Sweet Valley Foods Inc. and we plan continue to be involved in the snack food business of Bayshore Foods Inc. If we cannot finance our operating activity with available cash, then we will seek alternative sources of funding, including loans from our directors, officers, or stockholders, commercial or private lenders, or credit from suppliers. Without regard to our existing loan agreements, there can be no assurances that loans will be available to us on favorable terms, if at all.

Distribution. Over the next twelve months, we plan to further develop our distribution business in Canada, through Monaco Canada. On July 24, 2003, we hired a consultant to compile information pertaining to the grocery industry and prospective suppliers. During the next twelve months, our management will contact these prospective suppliers of grocery products and attempt to establish them as vendors. Our management will also attempt to expand our customer base by continuously offering prospective retail and wholesale customers the grocery products sourced from our existing and prospective suppliers at competitive prices. We anticipate that we will continue to generate revenue from the distribution of grocery products to independent and chain grocery stores, discount stores, drug stores, convenience stores and other grocery and foodservice distributors. To expand the distribution business during the next twelve months, we expect to incur sales and marketing costs of $100,000 and general and administrative costs of $200,000 during this period. We intend to finance these costs by using existing cash, borrowings under our loan agreements and profits generated from our distribution business. If we cannot finance this activity with available cash and the profits generated from the distribution of grocery products, we will seek alternative sources of funding, including loans from our directors, officers, or stockholders, commercial or private lenders, or credit from suppliers.

In connection with our increased distribution business:

- To purchase products from vendors to be held as inventory, we may need to raise additional funds. It is unlikely that vendors will give us sufficient credit to fund significant inventory. Therefore, we will need to use our available cash to finance inventory that is not funded by vendor credit. If we do not have enough available cash to finance inventory, then we will need to seek alternative sources of funding, including loans from our directors, officers, or stockholders, or commercial or private lenders.
- To warehouse any products held in inventory, we will require the use of a third-party warehouse to store such products. A corporation controlled by our CFO, Suzanne Lilly, currently provides warehousing services to us. This corporation has agreed to provide warehousing services, as needed, until December 31, 2004 at no cost. Thereafter, if we require the use of warehousing services from this corporation, it would provide such services, on a per use basis, inline with standard market rates. This corporation currently charges its customers at a rate of $3.75 per pallet for inbound, $3.75 per pallet for outbound and $4.50 per pallet per month for storage. If we do not have enough available cash to fund warehousing costs, we will need to raise additional funds to pay for such warehousing by seeking

alternative sources of funding, including loans from our directors, officers, or stockholders, or commercial or private lenders.

Brokerage. We, through our subsidiary, Monaco Canada, plan to start contacting manufacturers and suppliers of food and consumer goods in Canada and offer them our brokerage and marketing services throughout the grocery and foodservice industry in an effort to establish a national presence for those clients. Our management will contact these manufacturers and suppliers through referrals or by cold calling. We will also offer sales and merchandising services to these manufacturers and suppliers. We anticipate that we will generate revenue from our brokerage business by earning commissions and fees from the sale of the products of our clients to independent and chain grocery stores, discount stores, drug stores, convenience stores and other grocery and foodservice distributors. These activities will require at least $10,000 for the development of brochures for our brokerage business and approximately $20,000 for travel, office supplies, and other selling expenses. In connection with these activities, we intend to use existing cash or borrowings under our loan agreements. If we cannot finance this activity with available cash, then we will seek alternative sources of funding, including loans from our directors, officers, or stockholders, commercial or private lenders, or credit from suppliers.

Acquisitions. On July 27, 2004, we, through our subsidiary MG Holdings, acquired the assets of Sweet Valley Foods Inc. related to the manufacturing, processing, and selling of sugar in consideration of $80,000 Canadian dollars in cash, 750,000 exchangeable shares of stock of MG Holdings, and cash compensation for its inventory. Each exchangeable share of MG Holdings may be exchanged for two shares of Company common stock. The value of the inventory purchased from Sweet Valley Foods Inc., as at July 1, 2004, was $282,724.78 Canadian dollars. Couprie, Fenton Inc., a corporation owned by certain shareholders of Sweet Valley, has agreed to finance this inventory purchase on a short-term basis. The cash paid by our subsidiary, MG Holdings, at closing was $80,000.00 Canadian dollars. Burgio Holdings, our largest shareholder, agreed to loan us funds to complete this purchase. We formed a new subsidiary, Sweet Valley Food Corporation, an Ontario corporation, to operate and utilize the sugar assets acquired.

Sweet Valley Food Corporation packages and distributes granulated sugar and related sugar products to the foodservice and retail marketplace in Canada under the brand name "Sweet Valley". It serves as a niche supplier in the Canadian retail, foodservice and industrial markets. Sweet Valley's customers include retail customers, such as grocery and mass merchandise stores, and industrial customers, principally food manufacturers. The refined sugar is sold in a variety of packaging options under various brands. In addition to packaging Sweet Valley's own brand, it packages the private-label brands of various retailers and distributors throughout Canada. Sweet Valley Food Corporation markets its sugar products to retail grocers and industrial food manufacturers by direct sales and through distributors. We plan to continue and hope to grow this business over the next twelve months. We believe that this business will have sufficient operations to be self-sufficient. If operations prove to be insufficient, we will seek alternative sources of funding, including loans from our directors, officers, or stockholders, commercial or private lenders, or credit from suppliers.

On August 20, 2004, we completed the acquisition of Bayshore Foods Inc., a snack food company. We delivered a note payable in the amount of $350,000 Canadian dollars and 400,000 shares of our common stock at the closing to Amton Inc., a New York corporation, to acquire all of the issued and outstanding shares of Bayshore Foods Inc. Bayshore Foods Inc. markets and distributes snack food products under the "Amigos" trademark and "Jimmy Pop Corn" trademark. Bayshore Foods currently sells its "Amigos" brand tortilla and nachos chips and "Jimmy Pop Corn" brand caramel popcorn to retailers and distributors in Canada. We plan to continue and hope to grow this business over the next twelve months. Additionally, Bayshore Foods Inc. plans to launch these two brands into the United States in 2005. We also plan to expand the "Amigos" brand into other product categories, including tacos, taco seasoning and salsa, and its "Jimmy Pop Corn" brand into other popcorn categories. We believe that this business will have sufficient operations to be self-sufficient. If operations prove to be insufficient, we will seek alternative sources of funding, including loans from our directors, officers, or stockholders, commercial or private lenders, or credit from suppliers.

On October 4, 2004, we entered into the Share Purchase Agreement with Burgio Holdings, ALBAR, and Monaco Canada. That transaction is expected to close in January 2005.

Pursuant to the provisions of the Share Purchase Agreement, Burgio Holdings has two wholly owned subsidiaries, which are LF Licensed Products Inc. ("LF Licensed") and LF Acquisition Corp ("LF Acquisition"). ALBAR has one wholly owned subsidiary which is LF Brands Inc. LF Brands Inc. formed Loretta Baking Mix Products Ltd. ("LBMP"), a Michigan corporation on October 7, 2004, for the purpose of exploring the possible purchase of all the assets and business of Michigan-based Amendt Corporation. LBMP will require financing to complete this purchase and there are no assurances that LBMP's will complete the purchase of Amendt Corporation. LF Brands Inc. also owns 6,000 shares of the capital stock of Golden Gate Flour Corporation, which is 60% of the issued and outstanding shares of Golden Gate Flour Corporation. 2047810 Ontario Inc. owns the remaining 4,000 shares of capital stock of Golden Gate Flour Corporation. LF

Brands Inc. has the option to acquire from 2047810 Ontario Inc. all of those 4,000 shares. This option expires in November 2004.

Pursuant to the provisions of the Share Purchase Agreement, the Company has agreed to guarantee all of the obligations of Monaco Canada to Burgio Holdings and ALBAR, including, but not limited to, the (i) obligation to pay dividends regarding the Class A Preferred Stock to be issued by Monaco Canada, if and when declared, and (ii) redemption of that Class A Preferred Stock by Monaco Canada and payment of the applicable purchase price therefor when notified by the holders of that Class A Preferred Stock, if they desire that such redemption occur. Additionally, the Company has agreed to guarantee that operating line of credit in the amount of $2,000,000 (Canadian Dollars) extended by the Bank of Montreal to Loretta Foods Limited; and that line of credit is currently secured by the assets of Loretta Foods Limited and guaranteed by Burgio Holdings.

LF Acquisition owns 3 shares of the Capital Stock of Loretta Foods Limited, which are all of the issued and outstanding shares of Loretta Foods Limited.

Pursuant to the provisions of the Share Purchase Agreement, Monaco Canada will acquire from Burgio Holdings 1,500 shares of LF Licensed. Additionally, pursuant to the provisions of the Share Purchase Agreement, Burgio Holdings will acquire 100 shares of LF Acquisition. In exchange for those 1,500 shares of LF Licensed and 100 shares of LF Acquisition, Monaco Canada shall issue to Burgio Holdings 3,000,000 shares of Class A Preferred Stock of Monaco Canada.

Additionally, pursuant to the provisions of the Share Purchase Agreement, Monaco Canada will acquire from ALBAR those 100 shares of capital stock issued by LF Brands and presently owned by ALBAR. In exchange for those 100 shares of LF Brands, Monaco Canada shall issue to ALBAR 7,000,000 shares of Monaco Canada's Class A Preferred Stock.

LF Acquisition is indebted to Burgio Holdings in the amount of $1,778,884 Canadian Dollars pursuant to the terms of a Vendor Loan Secured Debenture. As security for the indebtedness evidenced by that Secured Debenture, Burgio Holdings has a security interest in those 100 shares of capital stock issued by LF Acquisition and all of the assets of LF Acquisition. Accordingly, Burgio Holdings has a first priority in those 100 shares and those assets, as a secured creditor, and that security interest will terminate only when the indebtedness evidenced by that Secured Debenture is paid completely.

The Share Purchase Agreement was amended by the parties on November 30, 2004 to remove conditions to closing related to (i) the approval of the Stock

Purchase Agreement by our shareholders and (ii) the repayment by us and Monaco Canada of certain vendor loans.

Loretta Foods Limited is a Canadian food company and is engaged in the business of manufacturing, marketing and distribution of spices, seasonings, flavors other food products under the brand names "Loretta", "Donna" and "Palm" to retailers and wholesalers throughout Canada. The Company is also a supplier of private-label food products and markets certain products under licensing agreements with various Canadian organizations.

LF Brands is the owner of 60% of Golden Gate Flour Corporation, which owns and operates a flour mill based in Brantford, Ontario and is engaged in milling wheat into flour and distributing its products primarily to commercial bakeries, food companies, food service companies and retailers. LF Brands also owns the rights to Rich'n Moist, Rich'n Chewy, Rich'n Fluffy, 1st Prize, County Fair, Jelly Powders, Puddin', Too Cool, Keep'm Hot Keep'm Cool and The Value Diaper. These products include baking mixes, flour products and drink mixes.

We believe that these businesses will have sufficient operations to be self-sufficient. If operations prove to be insufficient, we will seek alternative sources of funding, including loans from our directors, officers, or stockholders, commercial or private lenders, or credit from suppliers.

During the next twelve months, we may acquire additional local and regional food companies in the United States and Canada. We have not yet identified any additional companies that meet our criteria, and we do not have a specific timetable for acquisitions. Additional acquisitions will require significant financial resources. Available cash will not be sufficient to fund additional acquisitions. We would likely finance additional acquisitions with loans from commercial or private lenders. We are not certain that we will be able to obtain such financing to fund any additional acquisitions.

Adequate funds may not be available when needed or on terms acceptable to us. In the event that we are not able to obtain additional funding on a timely basis, our business may fail or we may be required to limit any proposed operations.

Employees. As of November 27, 2004, Monaco Canada had 2 employees, including two of our executive officers. Two independent consultants have provided services to us, which include the development of a proposed sales training program and the compiling of information pertaining to the grocery industry and prospective suppliers. As of November 27, 2004, Sweet Valley Foods Corporation has 10 employees, including our executive officer for our sugar division. One of our directors consults with our sugar division, from time to time, assisting with facilitating sales and raw material procurement. As of November 27, 2004, Bayshore Foods had 4 part-time employees, including its executive officer. In addition, Bayshore Foods has a short-term consulting agreement with one of its co-founders, that requires this consultant to assist with facilitating sales and raw material procurement.

Over the next three to six months, we plan to recruit a staff of up to four persons for Monaco Canada to focus on procurement, sales and marketing, administration and to assist with the launch of our business and thereafter commence selling our products and services. We plan to hire a purchasing agent and salespersons on a commission-only basis, if possible. By doing so, we could avoid using our limited cash to pay salaries for these individuals. For salespersons, we intend to pay a commission range of 0.5% to 3.0% of gross sales depending on the type of product sold. We believe that this level of commission will allow us to recruit a qualified salesperson, yet retain a reasonable profit margin. For a purchasing agent, we intend to pay a commission range of 0.5% to 1.0% of gross sales depending on the type of product sold and the cost of product purchased. We believe that this level of commission will allow us to recruit a qualified salesperson, yet retain a reasonable profit margin. An administrative employee hired by us would likely be hired on an hourly basis for approximately $10 to $15 per hour or approximately $20,000 to $30,000 per year. We do not believe that our current cash will be sufficient to recruit a full procurement, sales and marketing, and administrative staff. We could recruit up to one staff member, likely an administrative employee, using available cash and borrowing under our loan agreement. If we cannot finance this activity with available cash, then we will seek alternative sources of funding, including loans from our directors, officers, or stockholders or commercial or private lenders.

Exposure to Market Risk

Our exposure to market risk for changes in interest rates is low due to our limited assets. Our borrowings bear interest at a fixed rate.

We may enter into sugar and foreign exchange futures contracts to eliminate potential gains or losses that could occur from the fluctuation of the commodity prices or foreign exchange rates. In order to protect against the movement of raw sugar prices, refined sugar purchases may be covered with a sale of the corresponding futures position. The same applies for sales of refined sugar where the equivalent raw sugar may be covered with a purchase of the corresponding futures position.

Refined sugar purchases will be made in Canadian and United States dollars, while most of our refined sugar sales will be in Canadian dollars. We may hedge this United States dollar exposure by creating offsetting positions through the use of futures contracts on regulated futures markets.

FORWARD LOOKING STATEMENTS

Certain matters discussed or referenced in this report, including expectation of increased revenues and continuing losses, our financing requirements, our capital expenditures and our prospects for the development of our grocery distribution business, are forward-looking statements. Other forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "believe", "estimate", "anticipate", "intend", "continue", or similar terms, variations of such terms or the negative of such terms. All forward-looking statements speak only as of the date of this report, and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this report to reflect any change in our expectations with regard to such statements or any change in events, conditions or circumstances on which any such statement is based. Although such statements are based upon our current expectations, and we believe such expectations are reasonable, such expectations, and the forward-looking statements based on them, are subject to a number of factors, risks and uncertainties that could cause our actual results to differ materially from those described in the forward-looking statements, including those described below and in our other filings with the Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Current Activities

In October 2003, we entered the grocery distribution business in Canada through our subsidiary, Monaco Canada. Since that time, we purchased brand name grocery products manufactured by such companies as Coca Cola, Pepsi Co., Kraft Foods, and Colgate-Palmolive from suppliers on an order-by-order basis and sold these products to a limited number of wholesale customers in Canada. We anticipate that we will continue to generate revenue from the wholesale distribution of brand name grocery products in Canada for the foreseeable future through our subsidiary, Monaco Canada.

Products are distributed on either a pickup basis or delivered basis. We do not own trucks and are dependent on common carriers to ship products that are sold on a delivered basis. We require the use of third-party warehouses to store and distribute products. A corporation controlled by our CFO, Suzanne Lilly, currently provides warehousing services to us. This corporation has agreed to provide warehousing services, as needed, until December 31, 2004, at no cost. Thereafter, if we require the use of warehousing services from this corporation, it would provide such services, on a per-use basis, in-line with standard market rates. This corporation currently charges its customers at a rate of $3.75 per pallet for inbound, $3.75 per pallet for outbound and $4.50 per pallet per month for storage.

Additionally, we will continue to manufacture, process, and distribute sugar using the assets we acquired from Sweet Valley Foods Inc. and we will continue to be involved in the snack food business of Bayshore Foods Inc. Bayshore Foods Inc., founded in May 2002, markets and distributes snack food products under the "Amigos" trademark and "Jimmy Pop Corn" trademark. Bayshore Foods currently sells its "Amigos" brand tortilla and nacho chips and "Jimmy Pop Corn" brand caramel popcorn to retailers and distributors in Canada.

Sweet Valley Food Corporation packages and distributes granulated sugar and related sugar products to the foodservice and retail marketplace in Canada under the brand name "Sweet Valley". Sweet Valley serves as a niche supplier in the Canadian retail, foodservice and industrial markets. Sweet Valley's customers include retail customers, such as grocery and mass merchandise stores, and industrial customers, principally food manufacturers. The refined sugar is sold in a variety of packaging options (retail bags ranging from 1kg to 5kg and bulk bags ranging from 10kg to 50kg) under various brands. In addition to packaging Sweet Valley's own brand, Sweet Valley packages the private-label brands of various retailers and distributors throughout Canada. Sweet Valley markets its sugar products to retail grocers and industrial food manufacturers by direct sales and through distributors.

INDUSTRY SEGMENTS

Food Distribution Business

In October 2003, we entered the grocery distribution business in Canada through our subsidiary, Monaco Canada. Due to the Sweet Valley and Bayshore acquisitions in 2004, we have also begun distribution of our own products. We plan to position ourselves as a distributor for our own products and certain other products of other companies, as opposed to a full line wholesaler. A full line wholesale has the responsibility of servicing the entire need of a retail operation, whereby a distributor caters to specific merchandising categories. We plan to grow our product supplier base over the next twelve months.

Private and Controlled Labels. If we raise substantial capital or generate significant revenues, we hope to develop our own private label brands that we will offer exclusively to our customers. Private label lines offer quality products that are equal or superior in quality to comparable nationally advertised brands and value brand products at more competitive prices. We believe that private label brands would generate higher margins for us. We also hope to offer controlled label brands for our customers. Controlled labels are products for which we have exclusive distribution rights to a particular customer or in a specific region. Prior to developing our own private label brands or offering controlled label brands, we will need to grow our distribution business through the use of brand name grocery products and hire employees to perform sales and purchasing functions. If we complete the acquisition of LF Acquisition and its subsidiary, Loretta Foods Limited, its business and sales and marketing infrastructure may provide support and assistance in expanding our distribution business.

Pricing. We anticipate using market research and cost analyses as a basis for pricing products.

Sales and Marketing. We plan to develop a sales and marketing team that covers all of Canada and selective regions of the United States. This team will cover all aspects of the retail trade including chain grocery and drug stores, mass merchandise centers, food service outlets, convenience stores and other distributors. If we raise substantial capital or generate significant revenues, we hope to establish a marketing department that will constantly develop and implement innovative marketing programs for all the brands we represent.

Our Target Markets. We believe that our primary target market will consist of independent and chain grocery and drug stores, mass merchandise centers, other distributors, food service outlets, and convenience stores.

Growth Strategy. Our objective is to become a supplier of brand management services and grocery and related products to the grocery and food service industry. Key elements of our growth strategy include:

- creating awareness of our products and services;
- providing competitive pricing for our products and services;
- developing our relationships with clients and customers;
- providing additional services for clients and customers;
- acquiring other companies in the grocery and food service industry; and
- pursuing relationships with companies which will support our development.

Competition in the Distribution Business. The food distribution business is very competitive. Our primary competitors are national chains that self-distribute, as well as national, regional and local food distributors and food brokers. The principal competitive factors include price, quality and assortment of product lines, reliability of delivery and the range and quality of customer services. Many of these competitors have greater financial and other resources, and more experience in procurement, sales and marketing, and research and development, than us.

Our current methods of competition in the distribution business include:

- we gather information from our customers, including the types of products they require for inventory. With that information, we attempt to source such products from our current suppliers;
- we contact our customers, by phone, email, or fax, and explain to them the products that we have access to; and
- as we gain access to new products, we offer our customers such products; and
- we rely on common carriers to ship our products and per-pallet warehousing to store our products to provide us with greater flexibility and reduce fixed costs.

Factors that currently influence customer orders in our distribution business include:

- whether the customer has sufficient product inventory when we contact them to offer our products; and

- whether our pricing is competitive with the pricing the customer is offered by other distributors.

Many organizations within the grocery industry rely on common carriers to a certain degree, because it is often more cost effective versus leasing a full-time truck, employing a driver, paying insurance, and other factors. By using common carriers, a fixed cost is converted to a variable, per use, cost. The same logic applies to warehousing.

Therefore, we plan to rely on common carriers and per-pallet warehousing to provide us with greater flexibility and allow us to better control shipping and warehousing costs while we attempt to expand our distribution business. We feel that the use of common carriers and per-pallet warehousing will allow us to compete more effectively with other competitors with regard to pricing for at least the next 12 months, while we grow.

Food Brokerage Business

We intend to enter the food brokerage business and intend to grow that business thereafter. The services to be provided by our brokerage business can be divided into 4 categories:

(1) account service and business development;
(2) retail services;
(3) marketing services; and
(4) order management.

We plan to provide a comprehensive array of these services to manufacturers of consumer goods and products. We plan to market and sell products, on behalf of our clients, to grocery stores, mass merchandisers, membership warehouses, drug stores and convenience stores across the United States and Canada. In connection with this activity, we anticipate providing detailed sales planning and full in-store retail and merchandising support. We plan to be able to offer these services to prospective clients in the next three months.

We believe that strong relationships will be driven by our ability to provide superior sales, marketing, and merchandising services, order management, and innovative promotional planning. To establish strong relationships, we will need to raise additional funds after completion of this offering to fund our sales and marketing activities.

Traditionally, food companies have hired food brokers to provide all of the above-listed services and food brokers have been paid by such companies based on a percentage of products sold. This percentage is typically a commission of 3-5%. In recent years, food brokers have entered into hybrid agreements with clients to provide only specific retail services. These arrangements are in response to increased outsourcing by companies who traditionally had not used food brokers. These hybrid agreements primarily include initial retail shelf set-ups and follow-up shelf management. In hybrid agreements, food brokers are compensated for providing services either as a percentage of product sales, a flat fee, or a combination of both. We believe that offering hybrid services will attract new clients to us and will result in sales of additional services to our clients at a later time.

- *Account Service and Business Development.* Brand Development Managers ("BDMs") and Customer Development Managers ("CDMs") work with food companies and their wholesalers and retailers. BDMs work with food companies to develop strategic sales plans for particular products. They also assist food companies in achieving their merchandising goals, including those related to product distribution and shelf placement. CDMs serve specific wholesalers and retailers. They work with these clients in the development of category management initiatives and shelf schematics. Category management involves the strategic grouping and positioning of products on the shelf among other similar type products. The sales plans developed by BDMs and CDMs are executed through the account executive service teams. These teams coordinate and implement the specific sales initiatives on a local basis. For smaller clients, these services can be performed on a local level by account executives. We anticipate having BDMs and CDMs to perform such tasks for our clients. These BDMs and CDMs will interact with our proposed retail service, marketing service and order management groups, as discussed below, to best help our clients grow their businesses.

- *Retail Services*. We anticipate having retail and merchandising service personnel to provide our clients with an in-store presence to assess product performance and merchandising conditions. Retail representatives develop relationships with store managers and assist account executives in developing sales plans for our clients' products. Our retail sales organization will execute sales plans at the store level by providing merchandising, shelf management, display, schematic design, pricing and promotional program services. Our retail sales organization shall also be responsible for collecting and reporting in-store conditions.

- *Marketing Services*. We anticipate forming a marketing services group that will utilize current retail information it collects, together with data received from national marketing research companies to analyze local market conditions and develop marketing strategies for our clients. Retail data is used to determine how products should be priced and placed, the optimal mix of current and new products, and the types of promotions desirable to increase sales. Our marketing services group shall initiate and promote local market events, which often involve sponsorship by our clients of charity promotions, to build brand equity for products.

- *Order Management.* We anticipate performing all major order management functions to facilitate the movement of goods from our food company clients to their customers. All ordering responsibility begins at the local market. We anticipate having an order management system that shall reconcile invoices with purchase orders and process promotional allowances and other credits. We also anticipate employing account administrators and customer service representatives who perform order management functions in the local markets.

Competition in the Brokerage Business. The food brokerage market is large and fragmented, with many small brokers serving numerous local markets and a few large brokers serving multiple regions in the United States and Canada. The entire food distribution business has been consolidating over the past 10 years. As a result, large brokers that can provide services across geographic markets have a competitive advantage.

Snack Food Business

In August 2004, we completed our acquisition of Bayshore Foods, Inc. and entered the snack food business. Bayshore Foods has shelf space with retailers in the Canada for its "Amigos" and "Jimmy Pop Corn" brands.

The salty snack food business is highly competitive and price sensitive. In Canada, Bayshore Foods competes with Frito-Lay Canada, Humpty Dumpty, Olde York, Yum Yum and other salty snack food manufacturers for consumer salty snack foods spending and with manufacturers of other types of prepackaged convenience foods such as cookies, cakes, pies, crackers and confectionery products. Overall, we believe that Bayshore Foods will continue to compete effectively by supporting its brands, targeting new distribution opportunities, establishing and maintaining strong retailer relationships and expanding its "Amigos" brand into other product categories, including salsa and taco seasoning.

Sugar Business

Products. Sweet Valley's customers include retail customers, such as grocery and mass merchandise stores, and industrial customers, principally food manufacturers. The refined sugar is sold in a variety of packaging options (retail bags ranging from 1kg to 5kg and bulk bags ranging from 10kg to 50kg) under various brands. In addition to packaging Sweet Valley's own brand, it packages the private-label brands of various retailers and distributors throughout Canada. Sweet Valley markets its sugar products to retail grocers and industrial food manufacturers by direct sales and through distributors.

Pricing. Unlike other countries, Canada does not subsidize the production or the processing of raw sugar. Sweet Valley's ability to maintain strategic relationships with domestic and foreign refineries, located in countries such as Brazil, will allow it to continue to acquire high quality sugar at competitive prices. Sweet Valley will purchase refined sugar from refineries that have a lower cost of production and in turn establish competitive pricing for its products in Canadian markets.

Pricing for all refined sugar is calculated daily by refineries based upon the world raw sugar price on the New York Coffee, Sugar & Cocoa Exchange. A refining margin plus ocean freight is added to the raw sugar price to set a base-selling price, inclusive of insurance and freight, for bulk refined sugar. The bulk refined sugar price then serves as a basis for all sugar that we will negotiate and purchase.

Depending upon the type of packaging and other value-added features, a product differential is added to our costing for all packaged products. In addition, all sale or purchase commitments may be hedged in order to eliminate any gain or loss in the fluctuation of the sugar market.

Hedging. We may enter into sugar and foreign exchange futures contracts to eliminate potential gains or losses that could occur from the fluctuation of the commodity prices or foreign exchange rates. In order to protect against the movement of raw sugar prices, refined sugar purchases may be covered with a sale of the corresponding futures position. The same applies for sales of refined sugar where the equivalent raw sugar may be covered with a purchase of the corresponding futures position.

Refined sugar purchases will be made in Canadian and United States dollars, while most of our refined sugar sales will be in Canadian dollars. We may hedge this United States dollar exposure by creating offsetting positions through the use of futures contracts on regulated futures markets.

Growth Strategy. We hope to grow our sugar business as follows:

- Operations and sales team with a proven track record of operating a sugar business.
- providing competitive pricing for our products and services;

- developing our relationships with clients and customers;
- Centrally located distribution center;
- Strategically structured supply chain;
- acquiring other companies in the sugar industry;
- pursuing relationships with companies which will support our development; and
- public relations efforts that foster our image of high quality products, competitive prices, and quality service.

Packaging Equipment. Our sugar operation utilizes state-of-the-art machinery to package our sugar. Such machinery is utilized to package bags ranging from 1kg to 5kg in size at a rate of up to 45 bags per minute.

Quality Control. We ensure that quality control procedures are implemented and adhered to during the production process. During the production process, our staff and state-of-the-art equipment ensures that sugar is packed to specification. This equipment uses a feeding system to fill the bags with the appropriate amount of sugar. Prior to bundling the sugar bags into a case, a check-weight system verifies that each bag contains the appropriate amount of sugar and automatically removes from the production line any bags that contain excess or insufficient amounts of sugar. We take continuous samples of sugar through each production run to ensure that the sugar continues to meet the specifications set for each production run.

Competition in the Sugar Business. Our competition will include domestic cane sugar refiners and beet sugar processors, other packagers of imported refined sugar, and, in certain product applications, producers of other nutritive and non-nutritive sweeteners, such as high-fructose corn syrup ("HFCS"), aspartame, saccharin and acesulfam-k. Differences in functional properties and prices have tended to define the use of these various sweeteners. For example, HFCS is limited to certain applications where a liquid sweetener can be used. Non-nutritive sweeteners presently do not provide the bulk and other physical properties of sugar. Although the various sweeteners are not interchangeable in all applications, the substitution of other sweeteners for sugar has occurred in certain products, such as soft drinks.

Our principal sugar business is highly competitive, where the selling price and our ability to supply a customer's needs in a timely fashion are important competitive considerations.

The competitiveness of a sugar processor or packager is dependent on a number of factors, including reliability of supplies, cost effective distribution channels and consistent quality of products. Differences in proximity to various geographic areas within Canada and elsewhere result in differences in freight and shipping costs, which in turn affect pricing and competitiveness in general.

Over the last five years, the market share held by regional packers and distributors, which source their refined sugar from either domestic or foreign suppliers, has varied from three to six percent of eastern sugar consumption.

Seasonality. Sales of refined sugar are moderately seasonal, normally increasing during the summer months because of increased demand of various food manufacturers, including fruit and vegetable packers. Shipments of specialty products (brown and powdered sugar) increase in the fourth calendar quarter due to holiday baking needs. Although the refining of cane sugar is not seasonal, the production of beet sugar is a seasonal activity. The seasonal production of sugarbeets requires beet refineries to store significant refined sugar inventory at their factories.

Sugar Legislation and Other Market Factors. Our operation will be substantially affected by market factors, principally the world market prices for raw and refined sugar.

Since its inception, the Canadian sugar industry has operated under an open market policy, based on the principles of free trade. The value of Canadian sugar industry shipments fluctuates with trends in world raw sugar prices.

Foreign Trade Policies. In April 2001, the Canadian government signed a bilateral free trade agreement with Costa Rica, which includes the phase-out of the present 8% duty (approximately $30 per ton) on imports of refined sugar to Canada. In addition, starting in 2003, Costa Rica gained duty-free access for 20,000 tons of refined sugar to Canada, gradually increasing to 40,000 tons in 2010. This poses a potential threat to the Canadian refiners that did not receive meaningful access to the Costa Rican market and will be left with no protection against such imports.

It is our intention to purchase refined sugar sourced from any foreign country that provides us with the best pricing and quality. Therefore, we will be in a position to inherit competitive benefits from this and similar foreign trade agreements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no disagreements with the accountants on accounting policies or financial disclosure.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND SIGNIFICANT EMPLOYEES

The following table sets forth certain information regarding the executive officers and directors of Monaco Group Inc. as of November 27, 2004:

NAME OF DIRECTOR	AGE	TERM SERVED	POSITIONS WITH COMPANY
Peter Nelipa	37	Since July 21, 2003	President and Secretary
Suzanne Lilly	53	Since July 21, 2003	Chief Financial Officer and Treasurer
Taragh Bracken	33	Since July 21, 2003	Director
Joel Sebastian	62	Since July 2, 2004	Director
William Fatica	63	Since July 2, 2004	Director
Leo Couprie	53	Since July 27, 2004	Director
Tyrone Ganpaul	55	Since July 27, 2004	Vice President
William Rancic	33	Since October 7, 2004	Director

All our directors hold office until the next annual meeting of our stockholders or until their successors are elected and qualified. Executive officers hold offices until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

Set forth below is a biographical description of each director and executive officer based upon information supplied by them:

Peter Nelipa. Mr. Nelipa has been the President and Secretary since our inception. He resigned as a director in October 2004. Mr. Nelipa is also the President and one of the directors of two of our subsidiaries, Monaco Canada and MG Holdings Inc. Since 2001, Mr. Nelipa has held various management positions with New Durham Trading, an importer and exporter of various consumer products. Mr. Nelipa currently works full-time with New Durham Trading. In 1999, Mr. Nelipa co-founded Iceflow Technologies Inc. (formerly IC3), a company that developed a patented technology for cooling liquid products, and served in various management positions until 2001. From 1997 to 1999, Mr. Nelipa was the President of Draft Guys, a company that installs draught systems in restaurant and stadiums. Mr. Nelipa is not an officer or a director of any other reporting company.

Suzanne Lilly. Ms. Lilly has been the Chief Financial Officer and Treasurer since our inception. She resigned as a director in July 2004. Ms. Lilly is also the Secretary, Treasurer and one of the directors of three of our subsidiaries, Monaco Canada, MG Holdings Inc., and Sweet Valley Food Corporation. Ms. Lilly is responsible for day-to-day operations as well as our administrative and financial activities. Since May 2003, Ms. Lilly has also been the President of Logex Warehousing and Distribution Inc., a company that providing warehousing and distribution services to companies within the grocery industry. Ms. Lilly currently works full-time with Logex. From 2001 to February 2004, Ms. Lilly was a director and interim Chief Financial Officer of @rgentum Management and Research Corporation. From 2001 to 2002, Ms. Lilly was the Chief Financial Officer of Avenue Financial Corporation, a Canadian financial management company listed on the TSX Venture Exchange. From 1991 to 2003, Ms. Lilly has also been a Chartered Accountant in private practice. Ms. Lilly earned her Chartered Accountant designation with PriceWaterhouseCoopers.

Taragh Bracken. Ms. Bracken has been one of our directors since our inception. Ms. Bracken has been a lawyer in private practice since 2001, specializing in civil and commercial litigation, family and criminal law. From 1999 to 2001, Ms. Bracken was a Solicitor for Watkins, Wilson & Associates Inc. Trustees in Bankruptcy. From 1992 to 1996, Ms. Bracken was a Solicitor for O'Mara, Geraghty, McCourt in Ireland. Ms. Bracken was called to the Bar by the Law Society of Ireland in 1992 and qualified as a Solicitor with the Law Society of Upper Canada in 1999.

Joel Sebastian. Mr Sebastian has been one of our directors since July 2, 2004. Mr. Sebastian is the Vice President of Special Projects at Bozzuto's Inc., a wholesale distributor of food and household products to retailers in New England, New York, New Jersey, Pennsylvania, and Maryland, based in Cheshire, Connecticut. From June 1971 to December 1985, Mr. Sebastian was with Sweet Life Foods in a variety of positions, including Director of Purchasing; and from December 1985 to January 1995, he was with Bozzuto's as Vice President of Merchandising and Advertising before accepting the position of Vice President of Marketing for the Sweet Life Division of Supervalu in January of 1995. He was later promoted to the position of Vice President of Category Management for the New England Region of Supervalu. In October 2003, Mr. Sebastian then returned to Bozzuto's as Vice President of Special Projects.

As an active member of industry trade associations, Mr. Sebastian served as Chairman of Food Distributors International (formerly NAWGA) Buyer Merchandiser Committee, was a Director on Independent Grocer Association ("IGA") Executive Committee, served on the IGA Red Oval Advisory Board, a member of Ralston Purina's Advisory Board, a member of the Connecticut Food

Association, served on Mass Foods Legislative Committee and Convention Committees, a past Chairman and Director Emeritus of North East Food Distributors Association, and currently serves as Chairman of Food Marketing Institute's Vendor Distributor Exchange ("VENDEX") and Annual Business Conference (ABC) Convention Committees and is on the Board of Directors for Mass Foods. Mr. Sebastian also served on the committee that developed Nestle Foods current funding program. In addition to his degree of Business Management at Quinnipiac College, Mr. Sebastian continued his education with the Levinson Institute, Zenger Miller and a variety of training seminars. Mr. Sebastian is a director of Synergy Brands Inc. Synergy Brands Inc., which is a public company and listed on the NASDAQ Small Cap securities exchange.

William Fatica. Mr. Fatica has been one of our directors since July 2, 2004. Mr. Fatica is a partner of Corporate Brand Specialists, headquartered in Pittsburgh, Pennsylvania, a company he co-founded in 2001. His present clients include, Del Monte, H. J. Heinz Co., Knauss Snack Food Company, and Creekside Springs. Prior to co-founding Corporate Brand Specialists, Mr. Fatica worked in various management positions for H.J. Heinz for thirty (30) years, eventually retiring as the General Manager of the Heinz Corporate Brand Business Unit in 2001. Mr. Fatica is a past Vice President of the Northeastern GMR, served on the VENDEX Planning Committee, and participated in the annual Private Label Manufacturers Association Industry Roundtable. Mr. Fatica graduated from Ohio University in Athens, Ohio.

Leo Couprie. Mr. Couprie has been one of our directors since July 27, 2004. He was appointed to the Board of Directors of the Company in conjunction with the acquisition of the assets of Sweet Valley Foods Inc. by MG Holdings Inc., a subsidiary of the Company. Mr. Couprie is an officer, director, shareholder, and Chairman of the Board of Directors of Sweet Valley Foods Inc., which holds 750,000 shares of exchangeable stock of MG Holdings Inc. in which are exchangeable for 1,500,000 of our Common Stock. Mr. Couprie is also the Chairman of Couprie, Fenton Inc., a company he co-founded in 1986. From 1994 to 1996, Mr. Couprie was the President of C&F Meat Brokers and from 1974 to 1984, a trader for Canada Packers Limited, International Division. Mr. Couprie also serves on the Board of Directors of Mortgage Central and Voyager Group Inc. Since 2001, he has served as the Chair of Seneca College's International Business Advisory Board.

Tyrone Ganpaul. Mr. Ganpaul has been our Vice President since July 27, 2004. Mr. Ganpaul is also the President and a director of our subsidiary Sweet Valley Food Corporation. He is currently the President, a director and a shareholder of Sweet Valley Foods Inc., which holds 750,000 shares of exchangeable stock of

MG Holdings Inc. and which are exchangeable for 1,500,000 shares of our Common Stock. Mr. Ganpaul has significant experience in financial management, marketing, control, and development for a number of various businesses, especially food, consumer products, and resource products. From 1994 to 2001, he was a business development consultant for various companies, including Goudas Food Products Company Limited. From 1987 to 1994, Mr. Ganpaul was Vice President Finance for Export Packers Company Limited. Mr. Ganpaul has a degree in Economics and Business Administration from the University of Guyana and a RIA diploma from the Society of Management Accountants (formerly the Society of Registered Industrial Accountants).

William Edward (Bill) Rancic. Mr. Rancic is the newest member of our Board of Directors, elected on October 7, 2004. Mr. Rancic received a Bachelor of Criminal Justice Degree from Loyola University of Chicago in 1992. In 1995, Mr. Rancic founded The Ranley Group, doing business as World. In June 2003, The Ranley Group was acquired by Gran Reserve Corporation, a subsidiary of Synergy Brands Inc. Mr. Rancic is the winner of the Donald Trump NBC show "The Apprentice" and author of "You're Hired: How to Succeed in Business and Life." Mr. Rancic is a director of Synergy Brands Inc., and Synergy Brands Inc. is listed on the NASDAQ Small Cap securities exchange.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Market for Common Stock and Related Stockholder Matters

As of November 27, 2004, there were issued and outstanding 5,007,000 shares of common stock, held by approximately 51 holders of record. There is no trading market for our common stock at present and there has been no trading market to date. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue. No dividends have been paid on our common stock to date, and we have no plans to pay dividends on our common stock in the foreseeable future.

The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is a penny stock and subject to these rules. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result, if trading in our common stock is determined to be subject to the above rules, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

UNDERTAKING

We have not yet filed our first Annual Report on Form 10-KSB. However, we shall undertake to provide, without charge, to each person solicited in connection with our Proxy Statement, furnished in connection with the solicitation of proxies by us for use at the annual meeting of our stockholders to be held on November 19, 2004, upon the written request of any such person, copies of our Quarterly Reports on Form 10-QSB filed with the Commission August 19, 2004 and November 22, 2004. Please direct any such requests to Peter Nelipa, President, at 20A Voyager Court South, Etobicoke, Ontario, M9W 5M7, telephone (416) 213-0028 and facsimile (416) 213-9057.